Mr. Daniel L. Gordan
April 6, 2011

Boston Financial Qualified Housing Tax Credits L.P. III

April 6, 2011

VIA EDGAR

Daniel L. Gordon
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Boston Financial Qualified Housing Tax Credits L.P. III

Form 10-K for the year ended 3/31/2010

Filed on 6/29/2010

File No. 000-18462

Dear Mr. Gordon:

This letter is submitted by Boston Financial Qualified Housing Tax Credits L.P. III (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the year ended March 31, 2010 (File No. 000-18462) (the “Form 10-K”).  For your convenience, the Staff’s comments are reproduced below before the Company’s answers.

FORM 10-K FOR THE YEAR ENDED MARCH 31, 2010

General

1.
It appears that you have already included some of the information required by Parts I and III here and incorporated them by reference from your prospectus.  If you continue to incorporate your prospectus, please disclose the file number and date filed and file all relevant pages that you have incorporated as an exhibit.  Please refer to Instruction G.1 of Form 10-K and Rule 12b-23 of the Exchange Act.

Response:  If we continue to incorporate information from our prospectus, we will clearly identify the document by disclosing the file number and date filed, and we will file all relevant pages that we have incorporated as an exhibit.

Item 15.  Exhibits, Financial Statement Schedules and Director Independence

2.	Please confirm that you have previously filed the exhibits required by Item 601(b)(3) of Regulation S-K. In future filings, please include these exhibits in your exhibit index.

Response:  We confirm that we have previously filed the exhibits required by Item 601(b)(3) of Regulation S-K, our Amended and Restated Agreement of Limited Partnership, as an exhibit to our Registration Statement on Form S-11 (File no. 33-24175).  In our future filings, we will include this agreement in our exhibit index.

******

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (617) 439-3911 or Daniel McAvoy of Nixon Peabody LLP at (212) 940-3112 with any further comments or questions you may have.

Mr. Daniel L. Gordon
April 6, 2011

Sincerely,

BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. III

By:         Arch Street III, Inc.
its Managing General Partner

By:           /s/Kenneth J. Cutillo

Kenneth J. Cutillo
President
Arch Street III, Inc.
(Chief Executive Officer)

cc:           Folake Ayoola, Esq.
Sonia Barros, Esq.
Richard Stein, Esq., Nixon Peabody LLP
Daniel McAvoy, Esq., Nixon Peabody LLP